

SECU[illegible] 07005772 [illegible]SSION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strata Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 17th Street, Suite 1645
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tommye M. Barnett 303-296-8834
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

600 S. Cherry St., Suite 815 (Address) Denver (City) CO (State) 80246 (Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4|4

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tommye M. Barnett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strata Capital, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN T. GROVER
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires Jan. 27, 2011

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control accounting

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRATA CAPITAL, INC.
(SEC File No. 8-66853)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2006 and 2005
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

600 S. Cherry Street, Suite 815
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



INDEPENDENT AUDITORS' REPORT

To The Stockholders
Strata Capital, Inc.
Denver, Colorado

We have audited the accompanying statements of financial condition of Strata Capital, Inc. (an S-Corporation) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Strata Capital, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harding & Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 16, 2007

STRATA CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2006	DECEMBER 31, 2005
CURRENT ASSETS:		
Cash	$ 15,691	$ 10,350
Prepaid expenses	3,354	-
Total Current Assets	19,045	10,350
PROPERTY AND EQUIPMENT, at cost:		
Equipment	1,696	1,696
Furniture	1,495	1,495
	3,191	3,191
Less accumulated depreciation	767	226
	2,424	2,965
	$ 21,469	$ 13,315

See accompanying notes to financial statements.

STRATA CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

LIABILITIES AND STOCKHOLDERS' EQUITY

	DECEMBER 31,	
	2006	2005
LIABILITIES	$ -	$ -
STOCKHOLDERS' EQUITY:		
Common stock, $10.00 par value; 10,000 shares authorized, 2,000 shares issued and outstanding	20,000	20,000
Additional paid in capital	50,000	40,000
Retained earnings	(48,531)	(46,685)
	21,469	13,315
	$ 21,469	$ 13,315

STRATA CAPITAL, INC.

STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31,			
	2006		2005	
REVENUES	$	20,000	$	-
OPERATING EXPENSES:				
Overhead charges paid to related entity (Note B)		12,000		8,000
Professional fees		3,814		16,641
Office expense		2,759		4,285
Parking		1,880		1,225
Depreciation		541		226
License and testing fees		477		15,946
Insurance		375		362
		21,846		46,685
NET LOSS	$	(1,846)	$	(46,685)

See accompanying notes to financial statements.

STRATA CAPITAL, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE, JANUARY 1, 2005	-	$ -	$ -	$ -	$ -
Issuance of common stock	2,000	20,000	-	-	20,000
Shareholder contributions	-	-	40,000	-	40,000
Net loss	-	-	-	(46,685)	(46,685)
BALANCE, DECEMBER 31, 2005	2,000	$ 20,000	$ 40,000	$ (46,685)	$ 13,315
Shareholder contributions	-	-	10,000	-	10,000
Net loss	-	-	-	(1,846)	(1,846)
BALANCE, DECEMBER 31, 2006	2,000	$ 20,000	$ 50,000	$ (48,531)	$ 21,469

See accompanying notes to financial statements.

STRATA CAPITAL, INC.

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31, 2006		YEARS ENDED DECEMBER 31, 2005	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(1,846)	$	(46,685)
Adjustments to reconcile net income to net cash provided by operations:				
Depreciation		541		226
Increase (decrease) in cash resulting from change in:				
Prepaid expenses		(3,354)		-
NET CASH USED FOR OPERATING ACTIVITIES		(4,659)		(46,459)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment		-		(3,191)
NET CASH USED FOR INVESTING ACTIVITIES		-		(3,191)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Issuance of common stock		-		20,000
Additional paid in capital		10,000		40,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		10,000		60,000
NET INCREASE IN CASH		5,341		10,350
CASH AT BEGINNING OF YEAR		10,350		-
CASH AT END OF YEAR	$	15,691	$	10,350

See accompanying notes to financial statements.

STRATA CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

A. Summary of Significant Accounting Policies

Organization

Strata Capital, Inc. (the Company) is an investment banking broker dealer focused on capital sourcing, capital structuring and strategic consultation for small firms engaged in the oil and gas business.

Cash and cash equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of 5 to 7 years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

Income Taxes

The Company, with consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified for comparability with the 2006 presentation.

B. Transactions with Related Entities

The Company shares office space with a related entity. The Company pays $1,000 a month for the personal property, utilities and office space to the related party. The stockholders of the Company feel that this amount represents a reasonably approximate valuation of the personal property, utilities and office space provided. For the years ended December 31, 2006 and 2005, the Company paid this related entity $12,000 and $8,000 respectively.

C. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. The Company derived 100% of total revenue from one client in 2006.

D. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2006, the Company's net capital was $15,691 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

STRATA CAPITAL, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL,
MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBERS' EQUITY	$21,469
DEDUCTIONS:	
Nonallowable assets	(5,778)
NET CAPITAL	$15,691
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 0
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 :1

There is no difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

STRATA CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

600 S. Cherry Street, Suite 815
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



February 16, 2007

To The Stockholders'
Strata Capital, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of Strata Capital, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

H & d Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

END